UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Arqit Quantum Inc.

(Name of Issuer)

Ordinary Shares, $0.000004 par value per share

(Title of Class of Securities)

G0567U127

(CUSIP Number)

Heritage Assets SCSp

c/o Heritage Services SAM, 7 rue du Gabian, 98000 Monaco

Attention: Cristina Levis

+377 97 97 63 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0567U127

1.	NAME OF REPORTING PERSON
Heritage Assets SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,778,327(1) (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,778,327(1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,778,327(1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Does not include 4,600,000 ordinary shares, par value $0.000004 per share (the “Ordinary Shares”) underlying warrants of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (“Arqit”), that are not exercisable within 60 days.

(2)	On a post-Reverse Stock Split (as defined herein) basis. On September 19, 2024, Arqit announced the implementation of a reverse stock split whereby every 25 outstanding ordinary shares of Arqit were consolidated into one Ordinary Share (the “Reverse Stock Split”). The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

CUSIP No.: G0567U127

1.	NAME OF REPORTING PERSON
M Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,778,327 (1) (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,778,327 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,778,327 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Does not include 4,600,000 Ordinary Shares underlying warrants of Arqit that are not exercisable within 60 days.

(2)	On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

CUSIP No.: G0567U127

1.	NAME OF REPORTING PERSON
Manfredi Lefebvre d’Ovidio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Italian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,778,327 (1) (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,778,327 (1) (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,778,327 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Does not include 4,600,000 Ordinary Shares underlying warrants of Arqit that are not exercisable within 60 days.

(2)	On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by Heritage Assets SCSp, a Luxembourg company, M Management S.A., a Luxembourg company, and Manfredi Lefebvre d’Ovidio (collectively, the “Reporting Persons”), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (“Arqit” or the “Issuer”), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (as amended on December 9, 2021 and September 15, 2023, the “Schedule 13D”).

ITEM 1.	Security and Issuer.

The class of equity security to which this Amendment No. 3 relates is the Ordinary Shares, $0.000004 par value per share, of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 Orchard Place, London SW1H 0BF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

No material changes.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the securities purchase agreement, dated September 30, 2024 (the “Purchase Agreement”), pursuant to which Heritage Assets SCSp purchased 4,600,000 Ordinary Shares in a registered direct offering, together with warrants to purchase up to 4,600,000 Ordinary Shares in a concurrent private placement, at a combined offering price of $2.50 per Ordinary Share and warrant. The warrants are not exercisable until the later of (i) one year from the date of issuance of the warrants, (ii) the date of the approval by Arqit’s shareholders of an increase in authorized capital sufficient to permit the exercise of the warrants, and (iii) the date that the official closing price of the Ordinary Shares, as reported on the Trading Market (as defined in the Purchase Agreement), exceeds $5.00 for 60 consecutive Trading Days (such later date, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date. The warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The Ordinary Shares and warrants were acquired pursuant to the Purchase Agreement reported herein with cash in the aggregate amount of $11,500,000.00. The source of funds for such transaction was the proceeds of the sale of Silversea Cruises by Heritage Cruise Holding Ltd., an affiliate of Heritage Assets SCSp, to Royal Caribbean Group.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the information in Item 3 of this Amendment No. 3.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 3 are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 40.6% of the outstanding Ordinary Shares. Calculations of the percentage of Ordinary Shares beneficially owned is based on 14,217,625 Ordinary Shares outstanding (including Ordinary Shares that the Reporting Persons have a right to acquire within 60 days) as of September 30, 2024, based on information provided by the Issuer.

(c) Except as set forth in this Amendment No. 3, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the 60 days prior to the date of filing of this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No material changes.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K (File No.001-40777) filed on October 1, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2024	HERITAGE ASSETS SCSp

	By:	M Management S.A.
	Its:	Manager

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: October 2, 2024	M MANAGEMENT S.A.

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: October 2, 2024	MANFREDI LEFEBVRE D’OVIDIO /s/ Manfredi Lefebvre d’Ovidio
Manfredi Lefebvre d’Ovidio